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                                                           SEC FILE NUMBER
                                                               0-27604
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                                                           CUSIP NUMBER
                                                              719569105
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check One): [ ]  Form 10-K   [ ] Form 20-F   [X]  Form 10-Q    [ ]  Form N-SAR

  For Period Ended:           June 30, 1997
                   -----------------------------------
  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
  For the Transition Period Ended:
                                  --------------------------------------------

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


PICK COMMUNICATIONS CORPORATION
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Full Name of Registrant

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Former Name if Applicable

155 Route 46 West, Wayne Interchange Plaza II
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Address of Principal Executive Office (Street and Number)

Wayne, NJ 07470
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City, State and Zip Code




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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject report will be filed on or before the fifteenth calendar day following the prescribed date.

PART III - NARRATIVE

The Company needs more time to properly complete its 10-Q for the quarter ended June 30, 1997.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

   Bruce Staloff                     201                 812-7425
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     (Name)                       (Area Code)        (Telephone Number)

Date: August 14, 1997

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.

Dated: August 14, 1997                   By  /s/ Bruce Staloff
       -----------------                     ---------------------------------
                                              Bruce Staloff, Vice President and
                                              Chief Financial Officer